Exhibit 21

SUBSIDIARIES

Information Systems Consulting Corporation	Texas
Management Alliance Corporation	Texas
Management Alliance Group of Independent Consultants, Inc.	Texas
Preferred Funding Corporation	Texas
Train International, Inc.	Texas
Searchnet International, Inc.	Texas
Texcel Services, Inc.	Texas
Geier Assessment and Performance Systems, Inc.	Texas
MAGIC Northeast, Inc.	Delaware
Mountain Services, Inc.	Delaware
Datatek Group Corporation	Texas
Alpine Overland & Wireless Company	Canada
Alpine Overland & Wireless Ltd.	Maine